                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

                            LIFECORE BIOMEDICAL, INC.
                          ----------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    53218710
                                 --------------
                                 (CUSIP Number)

                             Blair M. Flicker, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (908) 524-2527

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 18, 1995
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                 PAGE   2   OF   11     PAGES
          ---------                                                                      -----     ----


------------------------------------------------------------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson                                                                                      22-1024240
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

------------------------------------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

------------------------------------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

------------------------------------------------------------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           962,524
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         962,524
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 962,524
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 9.45%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                                     PAGE   3   OF   11     PAGES
          ---------                                                                                          -----     ----


------------------------------------------------------------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson Development Corporation                                                                22-2007317
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

------------------------------------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

------------------------------------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
------------------------------------------------------------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           962,524
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         962,524
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 962,524
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 9.45%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 11 pages

Items 1-6 of the Statement on Schedule 13D filed pursuant to Rule 13d-1 (the "Initial Statement on Schedule 13D") of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended, by Johnson & Johnson, a New Jersey corporation, and Johnson & Johnson Development Corporation, a New Jersey corporation, relating to the shares of Common Stock, $.01 par value per share (the "Common Stock") of Lifecore Biomedical, Inc. (the "Company"), are hereby amended and restated as follows:

Item 1.  Security and Issuer:

         Common Stock, $.01 par value

         Lifecore Biomedical, Inc.
         3515 Lyman Boulevard
         Chaska, Minnesota  55318

Item 2.  Identity and Background:

         (a) Johnson & Johnson ("J&J") and Johnson & Johnson Development Corporation ("JJDC"), both New Jersey corporations

         (b)  One Johnson & Johnson Plaza New Brunswick, New Jersey 08933

         (c) The principal business of J&J is health care products. JJDC is a wholly-owned subsidiary of J&J engaged in the venture capital business.

              The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of J&J and JJDC is set forth on Appendix A hereto.

         (d),(e) To the best of J&J's knowledge, neither J&J nor any of its directors or executive officers has, during the past five years:
              (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of JJDC's knowledge, neither JJDC nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

                                                              Page 5 of 11 pages

              decree or final order prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration:

         On August 8, 1994, JJDC purchased from the Company 757,396 shares of Common Stock of the Company for an aggregate consideration of $4,000,000, of which $2,600,000 was paid in cash at the closing of the purchase and of which $1,400,000 was paid in cash previously deposited with the Company by Ethicon, Inc. ("Ethicon"), a wholly-owned subsidiary of J&J. Simultaneous with the closing of such purchase, Ethicon assigned to JJDC all of its right, title and interest to any of such Common Stock.

         On October 18, 1995, JJDC purchased from the Company 205,128 shares of Common Stock of the Company for $2,000,000.

         No funds were borrowed to finance either purchase described above.


Item 4.  Purpose of Transaction:

         The shares of Common Stock were acquired from the Company for investment purposes. Neither J&J nor JJDC presently has a plan or intention to seek to acquire control of the Company.

                                                              Page 6 of 11 pages



Item 5.  Interest in Securities of the Issuer:

         As of October 27, 1995, J&J and JJDC each had beneficial ownership of an aggregate of 962,524 shares of Common Stock. Based upon the shares of Common Stock outstanding, as indicated in the Company's Prospectus dated October 13, 1995, 962,524 shares constitute approximately 9.45% of the outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, etc.:

         The shares of Common Stock purchased on August 8, 1994 were purchased by JJDC pursuant to a Stock Purchase Agreement dated as of such date between the Company, JJDC and Ethicon. The shares of Common Stock purchased on October 18, 1995 were purchased by JJDC pursuant to a Purchase Agreement dated October 12, 1995 between the Company and JJDC.

                                                              Page 7 of 11 pages

Item 7.  Exhibits:

         Exhibit 7.1 - Stock Purchase Agreement dated as of August 8, 1994 between the Company, JJDC and Ethicon. Previously filed as an exhibit to the Initial Statement on Schedule 13D.

         Exhibit 7.2 - Purchase Agreement dated October 12, 1995 between the Company and JJDC. Incorporated by reference to Exhibit 1.2 to Amendment No. 1 to Form S-2 of the Company, Registration No. 33-62223, filed on October 10, 1995.

                                                              Page 8 of 11 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                JOHNSON & JOHNSON
                                                DEVELOPMENT CORPORATION


                                                By: /s/ B.M. Flicker
                                                    -------------------
                                                        B.M. Flicker
                                                        Secretary

                                                Date:  October 27, 1995


                                                JOHNSON & JOHNSON


                                                By:  /s/ P.S. Galloway
                                                    -------------------
                                                        P.S. Galloway
                                                        Secretary

                                                Date:  October 27, 1995

CUSIP 53218710                                               Page 9 of 11 Pages


                                   APPENDIX A

                  Board of Directors and Executive Officers of
                                Johnson & Johnson

                 The directors and executive officers of Johnson & Johnson are identified in the table below. Directors of Johnson & Johnson are indicated by an asterisk.

 NAME                                    BUSINESS ADDRESS                  CITIZENSHIP       PRINCIPAL OCCUPATION
 ----                                    ----------------                  -----------       --------------------
  1 . Professor Sir James Black(*)       The James Black Foundation        United Kingdom    Professor and Head of the
                                         68 Half Moon Lane                                   Department of Analytical
                                         Dulwich, London SE249JE                             Pharmacology at the Rayne
                                         England                                             Institute, King's College School
                                                                                             of Medicine, Chairman of the
                                                                                             James Black Foundation

  2 . Dr. Gerard N. Burrow(*)            Yale New Haven School of          United States     Dean of the Yale University
                                         Medicine                                            School of Medicine since 1992
                                         333 Cedar Street
                                         New Haven, CT  06510

  3 . Joan Ganz Cooney(*)                Children's Television Workshop    United States     Chairman, Children's Television
                                         One Lincoln Plaza                                   Workshop
                                         New York, NY  10023

 4.  James G. Cullen                     BellAtlantic Corporation          United States     Vice Chairman
                                         1310 North Court House Road                         Bell Atlantic Corporation
                                         Arlington, VA 22201

 5.  Roger S. Fine                       Johnson & Johnson                 United States     Corporate Vice President,
                                         One Johnson & Johnson Plaza                         Administration, and Member,
                                         New Brunswick, NJ  08933                            Executive Committee of Johnson &
                                                                                             Johnson

 6 . George S. Frazza                    Johnson & Johnson                 United States     Vice President and General
                                         One Johnson & Johnson Plaza                         Counsel and Member, Executive
                                         New Brunswick, NJ  08933                            Committee of Johnson & Johnson

  7 . Ronald G. Gelbman                  Johnson & Johnson                 United States     Member, Executive Committee of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ  08933

  8.  Philip M. Hawley(*)                Philip M. Hawley                  United States     Former Chairman and Chief
                                         Suite 2280                                          Executive Officer of Carter
                                         444 South Flower Street                             Hawley Hale Stores, Inc.
                                         Los Angeles, CA  90071-2900

  9.  Clark H. Johnson(*)                Johnson & Johnson                 United States     Member, Executive Committee and
                                         One Johnson & Johnson Plaza                         Vice President, Finance of
                                         New Brunswick, NJ  08933                            Johnson & Johnson

  10.  Ann Dibble Jordan(*)              Johnson & Johnson                 United States     Director of various other
                                         One Johnson & Johnson Plaza                         corporations
                                         New Brunswick, NJ  08933

 11. Christian A. Koffmann               Johnson & Johnson                 France            Member, Executive Committee of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ 08933

 12.  Arnold G. Langbo(*)                111 Capital Avenue, S.W.          Canada            Chairman of the Board and Chief
                                         Battle Creek, MI  49015                             Executive Officer of the Kellogg
                                                                                             Company

CUSIP 53218710                                              Page 10 of 11 Pages


 NAME                                    BUSINESS ADDRESS                  CITIZENSHIP       PRINCIPAL OCCUPATION
 ----                                    ----------------                  -----------       --------------------
 13.  Ralph S. Larsen(*)                 Johnson & Johnson                 United States     Chairman, Board of Directors,
                                         One Johnson & Johnson Plaza                         Chief Executive Officer and
                                         New Brunswick, NJ  08933                            Chairman, Executive Committee, of
                                                                                             Johnson & Johnson

 14.  James T. Lenehan                   Johnson & Johnson                 United States     Member, Executive Committee of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ  08933

 15.  Dr. John S. Mayo(*)                AT&T Bell Laboratories, Inc.      United States     President, Emeritus, AT&T Bell
                                         600 Mountain Avenue                                 Laboratories, Inc.
                                         Murray Hill, NJ  07974

 16. Thomas S. Murphy(*)                 Capital Cities/ABC, Inc.          United States     Chairman of the Board and Chief
                                         77 West 66th Street                                 Executive Officer of Capital
                                         New York, NY  10023-6298                            Cities/ABC


 17. Paul J. Rizzo (*)                   IBM Corporation                   United States     Retired Vice Chairman of
                                         Old Orchard Road                                    International Business Machines
                                         Armonk, NY 10504                                    Corporation

 18. Maxine F. Singer, Ph.D.(*)          Carnegie Institution of           United States     President of the Carnegie
                                         Washington                                          Institution of Washington
                                         1530 P Street, N.W.
                                         Washington, D.C. 20005-1910

 19. Roger B. Smith (*)                                                    United States     Retired Chairman of General
                                         Johnson & Johnson                                   Motors Corporation, Member of the
                                         One Johnson & Johnson Plaza                         Business Council and Trustee of
                                         New Brunswick NJ 08933                              the Alfred P. Sloan Foundation


 20.  Robert N. Wilson(*)                Johnson & Johnson                 United States     Vice Chairman, Board of Directors
                                         One Johnson & Johnson Plaza                         and Vice Chairman, Executive
                                         New Brunswick, NJ  08933                            Committee of Johnson & Johnson

CUSIP 53218710                                              Page 11 of 11 Pages


                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                    JOHNSON & JOHNSON DEVELOPMENT CORPORATION


                 The directors and executive officers of Johnson & Johnson Development Corporation are identified in the table below. Directors of Johnson & Johnson Development Corporation are indicated by an asterisk.

 NAME                                    BUSINESS ADDRESS                  CITIZENSHIP       PRINCIPAL OCCUPATION
 ----                                    ----------------                  -----------       --------------------
 1.  William L. Brower, Jr.(*)           McNeil Consumer Products          United States     Vice President Finance,
                                         Company                                             McNeil Consumer Products
                                         Camp Hill Road                                      Company
                                         Fort Washington, PA  19034

 2. Blair M. Flicker(*)                  Johnson & Johnson                 United States     General Attorney of Johnson &
                                         One Johnson & Johnson Plaza                         Johnson and Secretary of
                                         New Brunswick, NJ 08933                             Johnson & Johnson Development
                                                                                             Corporation

 3.  Peter S. Galloway                   Johnson & Johnson                 United States     Vice President of Johnson & Johnson
                                         One Johnson & Johnson Plaza                         Development Corporation
                                         New Brunswick, NJ  08933                            Secretary and Associate
                                                                                             General Counsel of Johnson & Johnson

 4.  Dr. Robert Gussin(*)                Johnson & Johnson                 United States     Vice President, Science and
                                         One Johnson & Johnson Plaza                         Technology of Johnson &
                                         New Brunswick, NJ  08933                            Johnson

 5.  Edward J. Hartnett(*)               Johnson & Johnson                 United States     Company Group Chairman,
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ  08933

 6. Susan Lambert(*)                     Johnson & Johnson                 United            Vice President of
                                         One Johnson & Johnson Plaza       Kingdom           Johnson & Johnson Development
                                         New Brunswick, NJ 08933                             Corporation

 7. Ting Pau Oei(*)                      Johnson & Johnson                 United States     Vice President of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson Development
                                         New Brunswick, NJ  08933                            Corporation

 8. Peter T. Tattle(*)                   Johnson & Johnson                 Canada            Company Group Chairman,
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ 08933

 9. James R. Utaski(*)                   Johnson & Johnson                 United States     Corporate Vice President,
                                         One Johnson & Johnson Plaza                         Business Development of
                                         New Brunswick, NJ  08933                            Johnson & Johnson; President
                                                                                             of Johnson & Johnson
                                                                                             Development Corporation

10.  Dr. Brad Vale(*)                    Johnson & Johnson                 United States     Vice President of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson Development
                                         New Brunswick, NJ  08933                            Corporation